

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

September 8, 2008

Via U.S. Mail and Fax (404)321-5483

Mr. Ben M. Palmer
Chief Financial Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, GA 30329

> **Re: RPC, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 4, 2008**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 4, 2008**
> **File No. 1-08726**

Dear Mr. Palmer:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    /s/ Brad Skinner

                                    Brad Skinner
                                    Senior Assistant Chief Accountant